FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

MARCH 31, 2007

1.  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended March 31,
	2007	2006
EXPENSES
Management fees	$34,500	34,500
Investor relations	32,795	3,000
Consulting	19,287	19,345
Accounting	11,200	4,000
Office and general	9,905	11,170
Promotion and travel	8,578	16,585
Filing fees	7,694	5,250
Legal	7,062	2,408
Insurance	2,300	2,500
Advertising	2,108	12,308
Rent	1,770	2,670
Transfer agent fees	1,700	1,326
	138,899	115,062
Net loss before other items and income taxes	(138,899)	(115,062)
OTHER ITEMS
Interest income	473	483
NET LOSS AND COMPREHENSIVE LOSS	(138,426)	(114,579)
Deficit, beginning of period	(4,823,077)	(4,291,717)
DEFICIT, end of period	$(4,961,503)	(4,406,296)
LOSS PER SHARE - BASIC / DILUTED	$(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,024,492	20,397,711

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - See Notice to Reader

	March 31,	December 31,
	2007	2006
ASSETS
Current
Cash and short-term investments	$527,711	662,965
Marketable securities	16,000	16,000
Other receivables	48,017	42,420
Deposit and prepaid expenses	3,500	7,507
	595,228	728,892
Mineral properties [Note 3]	1,843,990	1,704,959
	$2,439,218	2,433,851
LIABILITIES
Current
Accounts payable and accrued expenses	$102,498	17,992
SHAREHOLDERS' EQUITY
Share capital [Note 4]	7,059,882	7,019,882
Contributed surplus [Note 5]	238,341	219,054
Deficit	(4,961,503)	(4,823,077)
	2,336,720	2,415,859
	$2,439,218	2,433,851

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

	Three months ended March 31,
	2007	2006
OPERATIONS
Net loss and comprehensive loss	$(138,426)	(114,579)
Less item not involving cash:
Stock-based compensation	19,287	-
	(119,139)	(114,579)
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	(5,597)	813
Increase in accounts payable and accrued expenses	84,506	6,962
Decrease (increase) in prepaid expenses and deposits	4,007	(8,175)
	(36,223)	(114,979)
FINANCING
Issuance of common shares	-	60,972
INVESTING
Mineral properties:
Acquisition costs	(10,520)	-
Exploration expenditures	(88,511)	(14,300)
Increase (decrease) in cash and short-term investments	(135,254)	(68,307)
Cash and short-term investments, beginning of period	662,965	408,332
CASH AND SHORT-TERM INVESTMENTS, end of period	$527,711	340,025

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2007

Unaudited - See Notice to Reader

1.

NATURE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX") in Canada and on the NASD over-the-counter Bulletin Board ("OTCBB") in the U.S.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements. Except for the changes in accounting policies described in Note 2, these unaudited interim financial statements follow the same significant accounting policies as the annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There were no such components to be recognized in comprehensive income for the three month period ended March 31, 2007.

Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2007

Unaudited - See Notice to Reader

3.

MINERAL PROPERTIES

		Spanish
	Michaud	Mountain	Total
Acquisition costs
Balance, beginning of period	$75,000	43,248	118,248
Acquisition fees	-	50,520	50,520
Balance, end of period	75,000	93,768	168,768
Exploration costs
Balance, beginning of period	1,169,312	417,399	1,586,711
Drilling	60,684	-	60,684
Surveying and linecutting	-	9,090	9,090
Consulting	3,476	3,600	7,076
Support	6,854	-	6,854
Other	-	4,807	4,807
Balance, end of period	1,240,326	434,896	1,675,222
	$1,315,326	528,664	1,843,990

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 65 mineral claims in the Michaud Township, Ontario, Canada (the “Property”). The Property is divided into two areas.

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007. The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area. On November 26, 2004, the Company entered into a Joint Venture Agreement with Moneta to engage in the exploration, development and mining of the second area. The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

In order to earn an additional 20% interest in the second area the Company was required to give notice to Moneta by December 31, 2004 of its intent to expend a minimum of $2,750,000 on exploration of the property by May 15, 2007. The Company decided to not give such notice and as a result relinquished the right to earn the additional 20% in the second area.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2007

Unaudited - See Notice to Reader

3.

MINERAL PROPERTIES (continued)

The Agreement also includes terms for the acquisition of additional mineral claims within the area of interest. Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares. To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims, the Company has agreed to pay Moneta $50,000, all of which has been paid as of December 31, 2006.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance
July 25, 2005 (completed)	$5,000	50,000
April 25, 2006 (completed)	5,000	-
July 25, 2006 (completed)	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-
	$100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

On February 7, 2007, the Company acquired 100% interest of two mineral tenures immediately to the west and south of the Company's existing claim group.  The purchase price of these claims was $10,000 and 200,000 shares.  The fair value of these shares was $40,000.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2007

Unaudited - See Notice to Reader

4.

SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

	2007		2006
	Number	Amount	Number	Amount
Balance, beginning of period	26,908,936	$7,019,882	20,115,991	$5,629,706
Shares issued for cash and other:
Private placements	-	-	3,000,000	705,000
Mineral properties	200,000	40,000	50,000	17,000
Options	-	-	663,630	79,636
Warrants	-	-	3,079,315	550,988
Transferred from contributed surplus for stock
options and agents' warrants exercised	-	-	-	37,552
Balance, end of period	27,108,936	$7,059,882	26,908,936	$7,019,882

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding			Outstanding
Exercise	December 31,			March 31,
Price	2006	Exercised	(Expired)	2007	Expiry date
$0.30	3,000,000	-	-	3,000,000	May 1, 2007
	3,000,000			3,000,000

5.

CONTRIBUTED SURPLUS

	2007	2006
Balance - beginning of period	$219,054	217,397
Stock-based compensation	19,287	39,209
Options and warrants exercised	-	(37,552)
Balance - end of period	$238,341	219,054

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2007

Unaudited - See Notice to Reader

6.

STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at March 31, 2007:

Price	Number	Number	Expiry date
	Outstanding	Exercisable
$0.30	600,000	600,000	June 3, 2007
$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	100,000	June 19, 2011
$0.30	50,000	50,000	June 29, 2011
$0.20	100,000	100,000	February 7, 2012
	2,100,000	2,100,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

A summary of the changes in the Company's stock options for the quarter ended March 31, 2007 and year ended 2006 is presented below:

		2007		2006
	Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	2,000,000	$0.23	2,520,380	$0.22
Granted	100,000	0.20	150,000	0.30
Exercised	-	-	(663,630)	0.12
Cancelled or expired	-	-	(6,750)	0.12
Outstanding, end of year	2,100,000	$0.23	2,000,000	$0.23

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2007

Unaudited - See Notice to Reader

6.

STOCK OPTION PLAN AND STOCK - BASED COMPENSATION (continued)

The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

Three months ended

    March 31, 2007

Risk free interest rate

4.02%

Expected dividend yield

0%

Expected stock price volatility

131%

Expected life

5 years

Per share fair value of options granted during the period

$0.19

Total stock-based compensation expense in respect of stock options granted for the three months ended March 31, 2007 was $19,287 (2006: nil).

7.

RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $7,062 from a law firm of which a director is a principal. Accounts payable includes $5,845 due to the law firm.

The Company incurred management fees of $27,000 and equipment rental charges of $2,952 from a company owned by a director and management fees of $7,500 from a company owned by another director of the Company.

8.

SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia and Ontario.